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                      April 18, 2024

       Jon Faust
       Chief Financial Officer
       Sanmina Corporation
       2700 N. First St
       San Jose, CA 95134

                                                        Re: Sanmina Corporation
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            File No. 000-21272

       Dear Jon Faust:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing